Exhibit 99.12

BKV CORP.

Estimated

Future Reserves and Income

Attributable to Certain

Leasehold Interests

BKV ASSETS

SEC Parameters

As of

September 30, 2022

Stephen E. Gardner, P.E. Colorado License No. 44720 Managing Senior Vice President

RYDER SCOTT COMPANY, L.P.
TBPELS Firm Registration No. F-1580

RYDER SCOTT COMPANY    PETROLEUM CONSULTANTS

BKV CORP.

TABLE OF CONTENTS

DISCUSSION

PETROLEUM RESERVES DEFINITIONS

TABLE NO.

PROPERTY RANKING	A
SUMMARY OF GROSS AND NET RESERVE AND INCOME DATA	B
SUMMARY OF INITIAL BASIC DATA	C

GRAND SUMMARIES
TOTAL PROVED	1
PROVED PRODUCING	2
PROVED SHUT-IN	3
PROVED BEHIND PIPE	4
PROVED UNDEVELOPED	5
PROBABLE UNDEVELOPED	6
POSSIBLE UNDEVELOPED	7

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS - TBPE FIRM LICENSE No. F-1580

TBPELS REGISTERED ENGINEERING FIRM F-1580
633 17TH STREET SUITE 1700	DENVER, COLORADO 80202	TELEPHONE (303) 339-8110

October 20, 2022

BKV Corp.

1200 17th Street, Suite 1850

Denver, CO 80202

Ladies and Gentlemen:

At your request, Ryder Scott Company, L.P. (Ryder Scott) has prepared an estimate of the proved, probable and possible reserves, future production, and income attributable to certain leasehold interests of BKV Corp. (BKV) referred to as the BKV Assets as of September 30, 2022. The subject properties are located in the state of Pennsylvania. The reserves and income data were estimated based on the definitions and disclosure guidelines of the United States Securities and Exchange Commission (SEC) contained in Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register (SEC regulations). This report is a mechanical roll-forward of our initial report that was evaluated as of June 30, 2022 and published on July 8, 2022. No additional production data or cost data were considered since our prior evaluation, and this report includes the same volume projections and cost assumptions as previously, except that the effective date here is shifted forward to September 30, 2022. BKV has not informed Ryder Scott, and we are not aware, of any significant changes that would materially alter our projections or reserve assignments. Our third party study, presented herein, was prepared for public disclosure by BKV in filings made with the SEC in accordance with the disclosure requirements set forth in the SEC regulations.

The properties referred to as the BKV Assets evaluated by Ryder Scott account for a portion of BKV Corp’s total net proved, probable and possible reserves as of September 30, 2022. Based on information provided by BKV, the third party estimate conducted by Ryder Scott addresses 0 percent of the total proved, 0 percent of the total probable and 0 percent of the total possible developed net liquid hydrocarbon reserves, 7 percent of the total proved, 0 percent of the total probable and 0 percent of the total possible developed net gas reserves, 0 percent of the total proved, 0 percent of the total probable and 0 percent of the total possible undeveloped net liquid hydrocarbon reserves, and 17 percent of the total proved, 10 percent of the total probable and 21 percent of the total possible undeveloped net gas reserves of BKV.

The estimated reserves and future net income amounts presented in this report, as of September 30, 2022 are related to hydrocarbon prices. The hydrocarbon prices used in the preparation of this report are based on the average prices during the 12-month period prior to the “as of date” of this report, determined as the unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, as required by the SEC regulations. Actual future prices may vary considerably from the prices that were used in this report. The recoverable reserves volumes and the income attributable thereto have a direct relationship to the hydrocarbon prices actually received; therefore, volumes of reserves actually recovered and the amounts of income actually received may differ significantly from the estimated quantities presented in this report. The results of this study are summarized as follows.

1100 LOUISIANA, SUITE 4600	HOUSTON, TEXAS 77002-5294	TEL (713) 651-9191	FAX (713) 651-0849
SUITE 2800, 350 7TH AVENUE, S.W.	CALGARY, ALBERTA T2P 3N9	TEL (403) 262-2799

BKV Corp. – BKV Assets (SEC)

October 20, 2022

SEC PARAMETERS

Estimated Net Reserves and Income Data

Certain Leasehold Interests of

BKV Corp.

BKV Assets

As of September 30, 2022

	Proved
	Developed			Total Proved
	Producing	Non-Producing	Undeveloped
Net Reserves
Gas – MMcf	247,934	15,858	192,008	455,800

Income Data ($M)
Future Gross Revenue	$1,371,156	$88,039	$1,065,233	$2,524,428
Deductions	397,051	31,694	324,742	753,487
Future Net Income (FNI)	$974,105	$56,345	$740,491	$1,770,941

Discounted FNI @ 10%	$506,051	$27,506	$307,777	$841,334

	Total Probable Undeveloped	Total Possible Undeveloped
Net Reserves
Gas – MMcf	56,630	93,339

Income Data ($M)
Future Gross Revenue	$313,789	$512,059
Deductions	104,428	189,641
Future Net Income (FNI)	$209,361	$322,418

Discounted FNI @ 10%	$60,190	$69,668

 All gas volumes are reported on an “as sold basis” expressed in millions of cubic feet (MMcf) at the official temperature and pressure bases of the areas in which the gas reserves are located. In this report, the revenues, deductions, and income data are expressed as thousands of U.S. dollars ($M).

The estimates of the reserves, future production, and income attributable to properties in this report were prepared using the economic software package ARIESTM Petroleum Economics and Reserves Software, a copyrighted program of Halliburton. The program was used at the request of BKV. Ryder Scott has found this program to be generally acceptable, but notes that certain summaries and calculations may vary due to rounding and may not exactly match the sum of the properties being summarized. Furthermore, one line economic summaries may vary slightly from the more detailed cash flow projections of the same properties, also due to rounding. The rounding differences are not material.

The future gross revenue is after the deduction of production taxes, but in the state of Pennsylvania, these taxes are zero. The deductions incorporate the normal direct costs of operating the wells, the Pennsylvania Impact Fee (presented herein as ad valorem taxes), development costs, and certain abandonment costs net of salvage. Certain gas processing costs are displayed in the cash flows as “Other” deductions. The future net income is before the deduction of state and federal income taxes and general administrative overhead, and has not been adjusted for outstanding loans that may exist nor does it include any adjustment for cash on hand or undistributed income.

RYDER SCOTT COMPANY    PETROLEUM CONSULTANTS

BKV Corp. – BKV Assets (SEC)

October 20, 2022

Gas reserves account for 100 percent of the total future gross revenue from the proved, probable, and possible reserves reported herein.

The discounted future net income shown above was calculated using a discount rate of 10 percent per annum compounded monthly. Future net income was discounted at four other discount rates which were also compounded monthly. These results are shown in summary form as follows.

	Discounted Future Net Income ($M) As of September 30, 2022
Discount Rate Percent	Total Proved	Total Probable	Total Possible
8	$940,110	$74,244	$90,995
12	$761,716	$49,384	$54,030
15	$667,605	$37,365	$37,637
20	$554,663	$24,337	$21,470

The results shown above are presented for your information and should not be construed as our estimate of fair market value.

Reserves Included in This Report

The proved, probable and possible reserves included herein conform to the definitions as set forth in the Securities and Exchange Commission’s Regulations Part 210.4-10(a). An abridged version of the SEC reserves definitions from 210.4-10(a) entitled “PETROLEUM RESERVES DEFINITIONS” is included as an attachment to this report.

The various reserves status categories are defined in the attachment entitled “PETROLEUM RESERVES STATUS DEFINITIONS AND GUIDELINES” in this report. The proved developed non-producing reserves included herein consist of the shut-in and behind pipe status categories.

No attempt was made to quantify or otherwise account for any accumulated gas production imbalances that may exist. The proved, probable and possible gas volumes presented herein do not include volumes of gas consumed in operations as reserves.

Reserves are “estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations.” All reserves estimates involve an assessment of the uncertainty relating the likelihood that the actual remaining quantities recovered will be greater or less than the estimated quantities determined as of the date the estimate is made. The uncertainty depends primarily on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data. The relative degree of uncertainty may be conveyed by placing reserves into one of two principal classifications, either proved or unproved. Unproved reserves are less certain to be recovered than proved reserves and may be further sub-categorized as probable and possible reserves to denote progressively increasing uncertainty in their recoverability. At BKV’s request, this report addresses the proved, probable and possible reserves attributable to the properties evaluated herein.

RYDER SCOTT COMPANY    PETROLEUM CONSULTANTS

BKV Corp. – BKV Assets (SEC)

October 20, 2022

Proved oil and gas reserves are “those quantities of oil and gas which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward.” The SEC has defined reasonable certainty for proved reserves, when based on deterministic methods, as a “high degree of confidence that the quantities will be recovered.” Probable reserves are “those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.” Possible reserves are “those additional reserves which are less certain to be recovered than probable reserves” and thus the probability of achieving or exceeding the proved plus probable plus possible reserves is low.

The reserves included herein were estimated using deterministic methods and are presented as incremental quantities. Under the deterministic incremental approach, discrete quantities of reserves are estimated and assigned separately as proved, probable or possible based on their individual level of uncertainty. Because of the differences in uncertainty, caution should be exercised when aggregating quantities of oil and gas from different reserves categories. Furthermore, the reserves and income quantities attributable to the different reserves categories that are included herein have not been adjusted to reflect these varying degrees of risk associated with them and thus are not comparable.

Reserves estimates will generally be revised only as additional geologic or engineering data become available or as economic conditions change. For proved reserves, the SEC states that “as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to the estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.” Moreover, estimates of proved, probable and possible reserves may be revised as a result of future operations, effects of regulation by governmental agencies or geopolitical or economic risks. Therefore, the proved, probable and possible reserves included in this report are estimates only and should not be construed as being exact quantities, and if recovered, the revenues therefrom, and the actual costs related thereto, could be more or less than the estimated amounts.

BKV’s operations may be subject to various levels of governmental controls and regulations. These controls and regulations may include, but may not be limited to, matters relating to land tenure and leasing, the legal rights to produce hydrocarbons, drilling and production practices, environmental protection, marketing and pricing policies, royalties, various taxes and levies including income tax and are subject to change from time to time. Such changes in governmental regulations and policies may cause volumes of reserves actually recovered and amounts of income actually received to differ significantly from the estimated quantities.

The estimates of reserves presented herein were based upon a detailed study of the properties in which BKV owns an interest; however, we have not made any field examination of the properties. No consideration was given in this report to potential environmental liabilities that may exist nor were any costs included for potential liabilities to restore and clean up damages, if any, caused by past operating practices.

Estimates of Reserves

The estimation of reserves involves two distinct determinations. The first determination results in the estimation of the quantities of recoverable oil and gas and the second determination results in the estimation of the uncertainty associated with those estimated quantities in accordance with the definitions set forth by the Securities and Exchange Commission’s Regulations Part 210.4-10(a). The process of estimating the quantities of recoverable oil and gas reserves relies on the use of certain generally accepted analytical procedures. These analytical procedures fall into three broad categories or methods: (1) performance-based methods, (2) volumetric-based methods and (3) analogy. These methods may be used individually or in combination by the reserves evaluator in the process of estimating the quantities of reserves. Reserves evaluators must select the method or combination of methods which in their professional judgment is most appropriate given the nature and amount of reliable geoscience and engineering data available at the time of the estimate, the established or anticipated performance characteristics of the reservoir being evaluated, and the stage of development or producing maturity of the property.

RYDER SCOTT COMPANY    PETROLEUM CONSULTANTS

BKV Corp. – BKV Assets (SEC)

October 20, 2022

In many cases, the analysis of the available geoscience and engineering data and the subsequent interpretation of this data may indicate a range of possible outcomes in an estimate, irrespective of the method selected by the evaluator. When a range in the quantity of reserves is identified, the evaluator must determine the uncertainty associated with the incremental quantities of the reserves. If the reserves quantities are estimated using the deterministic incremental approach, the uncertainty for each discrete incremental quantity of the reserves is addressed by the reserves category assigned by the evaluator. Therefore, it is the categorization of reserves quantities as proved, probable and/or possible that addresses the inherent uncertainty in the estimated quantities reported. For proved reserves, uncertainty is defined by the SEC as reasonable certainty wherein the “quantities actually recovered are much more likely to be achieved than not.” The SEC states that “probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.” The SEC states that “possible reserves are those additional reserves that are less certain to be recovered than probable reserves and the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves.” All quantities of reserves within the same reserves category must meet the SEC definitions as noted above.

Estimates of reserves quantities and their associated reserves categories may be revised in the future as additional geoscience or engineering data become available. Furthermore, estimates of reserves quantities and their associated reserves categories may also be revised due to other factors such as changes in economic conditions, results of future operations, effects of regulation by governmental agencies or geopolitical or economic risks as previously noted herein.

The proved, probable and possible reserves for the properties included herein were estimated by performance methods or analogy. All of the proved reserves attributable to producing wells and/or reservoirs were estimated by decline curve analysis, a performance method which utilized extrapolations of historical production and pressure data ending between April and June 2022, depending on the availability of data for a given case and in those cases where such data were considered to be definitive. The data utilized in this analysis were furnished to Ryder Scott by BKV or obtained from public data sources and were considered sufficient for the purpose thereof.

All of the proved, probable, and possible undeveloped reserves included herein were estimated by analogy. The data utilized from the analogues were furnished to Ryder Scott by BKV or obtained from public data sources and were considered sufficient for the purpose thereof.

To estimate economically recoverable proved, probable and possible oil and gas reserves and related future net cash flows, we consider many factors and assumptions including, but not limited to, the use of reservoir parameters derived from geological, geophysical and engineering data which cannot be measured directly, economic criteria based on current costs and SEC pricing requirements, and forecasts of future production rates. Under the SEC regulations 210.4-10(a)(22)(v) and (26), proved, probable and possible reserves must be anticipated to be economically producible from a given date forward based on existing economic conditions including the prices and costs at which economic producibility from a reservoir is to be determined. While it may reasonably be anticipated that the future prices received for the sale of production and the operating costs and other costs relating to such production may increase or decrease from those under existing economic conditions, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.

RYDER SCOTT COMPANY    PETROLEUM CONSULTANTS

BKV Corp. – BKV Assets (SEC)

October 20, 2022

BKV has informed us that they have furnished us all of the material accounts, records, geological and engineering data, and reports and other data required for this investigation. In preparing our forecast of future proved, probable and possible production and income, we have relied upon data furnished by BKV with respect to property interests owned, production and well tests from examined wells, normal direct costs of operating the wells or leases, other costs such as transportation and/or processing fees, the Pennsylvania Impact Fee, development costs, development plans, abandonment costs after salvage, product prices based on the SEC regulations, adjustments or differentials to product prices, and base maps. Ryder Scott reviewed such factual data for its reasonableness; however, we have not conducted an independent verification of the data furnished by BKV. We consider the factual data used in this report appropriate and sufficient for the purpose of preparing the estimates of reserves and future net revenues herein.

In summary, we consider the assumptions, data, methods and analytical procedures used in this report appropriate for the purpose hereof, and we have used all such methods and procedures that we consider necessary and appropriate to prepare the estimates of reserves herein. The proved, probable and possible reserves included herein were determined in conformance with the United States Securities and Exchange Commission (SEC) Modernization of Oil and Gas Reporting; Final Rule, including all references to Regulation S-X and Regulation S-K, referred to herein collectively as the “SEC Regulations.” In our opinion, the proved, probable and possible reserves presented in this report comply with the definitions, guidelines and disclosure requirements as required by the SEC regulations.

Future Production Rates

For the producing wells included herein, our forecasts of future production rates and decline trends are based on the historical performance data of each well.

The initial performance of analogous wells was used to estimate the anticipated initial production rates for those wells or locations that are not currently producing. For reserves not yet on production, sales were estimated to commence at an anticipated date furnished by BKV. Wells or locations that are not currently producing may start producing earlier or later than anticipated in our estimates due to unforeseen factors causing a change in the timing to initiate production. Such factors may include delays due to weather, the availability of rigs, the sequence of drilling, well completions, and/or constraints set by regulatory bodies.

The future production rates from wells currently on production or wells or locations that are not currently producing may be more or less than estimated because of changes including, but not limited to, reservoir performance, operating conditions related to surface facilities, compression and artificial lift, pipeline capacity and/or operating conditions, producing market demand and/or allowables or other constraints set by regulatory bodies.

Hydrocarbon Prices

The hydrocarbon prices used herein are based on SEC price parameters using the average prices during the 12-month period prior to the “as of date” of this report, determined as the unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period.

RYDER SCOTT COMPANY    PETROLEUM CONSULTANTS

BKV Corp. – BKV Assets (SEC)

October 20, 2022

We furnished BKV with the above mentioned average price in effect on September 30, 2022. The initial SEC hydrocarbon price was determined using the 12-month average first-day-of-the-month benchmark price appropriate to the geographic area where the hydrocarbons are sold. The benchmark price is prior to the adjustments for differentials as described herein. The table below summarizes the “benchmark price” and “price reference” used for the geographic area included in the report.

The product prices which were actually used to determine the future gross revenue for each property reflect adjustments to the benchmark prices for gravity, quality, local conditions, and/or distance from market, referred to herein as “differentials.” The differentials used in the preparation of this report were furnished to us by BKV. The differentials furnished by BKV were reviewed by us for their reasonableness using information furnished by BKV for this purpose.

In addition, the table below summarizes the net volume weighted benchmark price adjusted for differentials and referred to herein as the “average realized prices.” The average realized prices shown in the table below were determined from the total future gross revenue before production taxes and the total net reserves by reserves category for the geographic area and presented in accordance with SEC disclosure requirements for the geographic area included in the report.

Geographic Area	Product	Price Reference	Average Benchmark Price	Average Proved Realized Price	Average Probable Realized Price	Average Possible Realized Price
North America	Gas	Henry Hub	$6.127/MMBTU	$5.54/Mcf	$5.54/Mcf	$5.49/Mcf

The effects of derivative instruments designated as price hedges of gas quantities are not reflected in our individual property evaluations.

Costs

Operating costs for the leases and wells in this report were furnished by BKV and are based on the operating expense reports of BKV and include only those costs directly applicable to the leases or wells. Certain gathering and transportation fees are included as operating costs. The operating costs furnished by BKV were reviewed by us for their reasonableness using information furnished by BKV for this purpose. No deduction was made for loan repayments, interest expenses, or exploration and development prepayments that were not charged directly to the leases or wells.

Development costs were furnished to us by BKV and are based on authorizations for expenditure for the proposed work or actual costs for similar projects. The development costs furnished by BKV were reviewed by us for their reasonableness using information furnished by BKV for this purpose. The estimated net cost of abandonment after salvage was included for properties where abandonment costs net of salvage were material. The estimates of the net abandonment costs furnished by BKV were accepted without independent verification.

RYDER SCOTT COMPANY    PETROLEUM CONSULTANTS

BKV Corp. – BKV Assets (SEC)

October 20, 2022

The proved, probable, and possible undeveloped reserves in this report have been incorporated herein in accordance with BKV’s plans to develop these reserves as of September 30, 2022. The implementation of BKV’s development plans as presented to us and incorporated herein is subject to the approval process adopted by BKV’s management. As the result of our inquiries during the course of preparing this report, BKV has informed us that the development activities included herein have been subjected to and received the internal approvals required by BKV’s management at the appropriate local, regional and/or corporate level. In addition to the internal approvals as noted, certain development activities may still be subject to specific partner AFE processes, Joint Operating Agreement (JOA) requirements or other administrative approvals external to BKV. BKV has provided written documentation supporting their commitment to proceed with the development activities as presented to us. Additionally, BKV has informed us that they are not aware of any legal, regulatory, or political obstacles that would significantly alter their plans. While these plans could change from those under existing economic conditions as of September 30, 2022, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.

Current costs used by BKV were held constant throughout the life of the properties.

Standards of Independence and Professional Qualification

Ryder Scott is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world since 1937. Ryder Scott is employee-owned and maintains offices in Houston, Texas; Denver, Colorado; and Calgary, Alberta, Canada. We have approximately eighty engineers and geoscientists on our permanent staff. By virtue of the size of our firm and the large number of clients for which we provide services, no single client or job represents a material portion of our annual revenue. We do not serve as officers or directors of any privately-owned or publicly-traded oil and gas company and are separate and independent from the operating and investment decision-making process of our clients. This allows us to bring the highest level of independence and objectivity to each engagement for our services.

Ryder Scott actively participates in industry-related professional societies and organizes an annual public forum focused on the subject of reserves evaluations and SEC regulations. Many of our staff have authored or co-authored technical papers on the subject of reserves related topics. We encourage our staff to maintain and enhance their professional skills by actively participating in ongoing continuing education.

Prior to becoming an officer of the Company, Ryder Scott requires that staff engineers and geoscientists received professional accreditation in the form of a registered or certified professional engineer’s license or a registered or certified professional geoscientist’s license, or the equivalent thereof, from an appropriate governmental authority or a recognized self-regulating professional organization. Regulating agencies require that, in order to maintain active status, a certain amount of continuing education hours be completed annually, including an hour of ethics training. Ryder Scott fully supports this technical and ethics training with our internal requirement mentioned above.

We are independent petroleum engineers with respect to BKV. Neither we nor any of our employees have any financial interest in the subject properties and neither the employment to do this work nor the compensation is contingent on our estimates of reserves for the properties which were reviewed.

The results of this study, presented herein, are based on technical analyses conducted by teams of geoscientists and engineers from Ryder Scott. The professional qualifications of the undersigned, the technical person primarily responsible for overseeing the evaluation of the reserves information discussed in this report, are included as an attachment to this letter.

RYDER SCOTT COMPANY    PETROLEUM CONSULTANTS

BKV Corp. – BKV Assets (SEC)

October 20, 2022

Terms of Usage

The results of our third party study, presented in report form herein, were prepared in accordance with the disclosure requirements set forth in the SEC regulations and intended for public disclosure as an exhibit in filings made with the SEC by BKV.

For filings made with the SEC under the 1933 securities Act, we have provided our written consent for the references to our name as well as to the references to our third party report in the registration statement on Form S-1 by BKV. Our consent for such use is included as a separate exhibit to the filings made with the SEC by BKV.

We have provided BKV with a digital version of the original signed copy of this report letter. In the event there are any differences between the digital version included in filings made by BKV and the original signed report letter, the original signed report letter shall control and supersede the digital version.

The data and work papers used in the preparation of this report are available for examination by authorized parties in our offices. Please contact us if we can be of further service.

Very truly yours,

RYDER SCOTT COMPANY, L.P.
TBPELS Firm Registration No. F-1580

Stephen E. Gardner, P.E. Colorado License No. 44720 Managing Senior Vice President

SEG (LPC)/pl

RYDER SCOTT COMPANY    PETROLEUM CONSULTANTS

Professional Qualifications of Primary Technical Person

The conclusions presented in this report are the result of technical analysis conducted by teams of geoscientists and engineers from Ryder Scott Company, L.P. Mr. Stephen E. Gardner is the primary technical person responsible for the estimate of the reserves, future production and income.

Mr. Gardner, an employee of Ryder Scott Company, L.P. (Ryder Scott) since 2006, is a Managing Senior Vice President responsible for ongoing reservoir evaluation studies worldwide. Before joining Ryder Scott, Mr. Gardner served in a number of engineering positions with Exxon Mobil Corporation. For more information regarding Mr. Gardner’s geographic and job specific experience, please refer to the Ryder Scott Company website at https://ryderscott.com/employees/denver-employees.

Mr. Gardner earned a Bachelor of Science degree in Mechanical Engineering from Brigham Young University in 2001 (summa cum laude). He is a licensed Professional Engineer in the States of Colorado and Texas. Mr. Gardner is a member of the Society of Petroleum Engineers and a former chairperson of the Society of Petroleum Evaluation Engineers for the Denver Chapter. He also currently serves on the latter organization’s board of directors at the international level.

In addition to gaining experience and competency through prior work experience, the Texas Board of Professional Engineers requires a minimum of 15 hours of continuing education annually, including at least one hour in the area of professional ethics, which Mr. Gardner fulfills. As part of his 2021 continuing education hours, Mr. Gardner attended the annual Ryder Scott Reserves Conference, which covered a variety of reserves topics including analysis techniques for unconventional reservoirs, ESG issues, reserves definitions and guidelines, SEC comment letter trends, and others. In addition, Mr. Gardner participated in various SPE and SPEE technical seminars, and other internal company training courses throughout the year covering topics such as reserves evaluation methods and evaluation software, ethics, regulatory issues, greenhouse gas management, and more.

Based on his educational background, professional training and more than 16 years of practical experience in the estimation and evaluation of petroleum reserves, Mr. Gardner has attained the professional qualifications as a Reserves Estimator set forth in Article III of the “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” promulgated by the Society of Petroleum Engineers as of June 2019.

RYDER SCOTT COMPANY    PETROLEUM CONSULTANTS

PETROLEUM RESERVES DEFINITIONS

As Adapted From:

RULE 4-10(a) of REGULATION S-X PART 210

UNITED STATES SECURITIES AND EXCHANGE COMMISSION (SEC)

PREAMBLE

On January 14, 2009, the United States Securities and Exchange Commission (SEC) published the “Modernization of Oil and Gas Reporting; Final Rule” in the Federal Register of National Archives and Records Administration (NARA). The “Modernization of Oil and Gas Reporting; Final Rule” includes revisions and additions to the definition section in Rule 4-10 of Regulation S-X, revisions and additions to the oil and gas reporting requirements in Regulation S-K, and amends and codifies Industry Guide 2 in Regulation S-K. The “Modernization of Oil and Gas Reporting; Final Rule”, including all references to Regulation S-X and Regulation S-K, shall be referred to herein collectively as the “SEC regulations”. The SEC regulations take effect for all filings made with the United States Securities and Exchange Commission as of December 31, 2009, or after January 1, 2010. Reference should be made to the full text under Title 17, Code of Federal Regulations, Regulation S-X Part 210, Rule 4-10(a) for the complete definitions (direct passages excerpted in part or wholly from the aforementioned SEC document are denoted in italics herein).

Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. All reserve estimates involve an assessment of the uncertainty relating the likelihood that the actual remaining quantities recovered will be greater or less than the estimated quantities determined as of the date the estimate is made. The uncertainty depends chiefly on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data. The relative degree of uncertainty may be conveyed by placing reserves into one of two principal classifications, either proved or unproved. Unproved reserves are less certain to be recovered than proved reserves and may be further sub-classified as probable and possible reserves to denote progressively increasing uncertainty in their recoverability. Under the SEC regulations as of December 31, 2009, or after January 1, 2010, a company may optionally disclose estimated quantities of probable or possible oil and gas reserves in documents publicly filed with the SEC. The SEC regulations continue to prohibit disclosure of estimates of oil and gas resources other than reserves and any estimated values of such resources in any document publicly filed with the SEC unless such information is required to be disclosed in the document by foreign or state law as noted in §229.1202 Instruction to Item 1202.

Reserves estimates will generally be revised only as additional geologic or engineering data become available or as economic conditions change.

Reserves may be attributed to either natural energy or improved recovery methods. Improved recovery methods include all methods for supplementing natural energy or altering natural forces in the reservoir to increase ultimate recovery. Examples of such methods are pressure maintenance, natural gas cycling, waterflooding, thermal methods, chemical flooding, and the use of miscible and immiscible displacement fluids. Other improved recovery methods may be developed in the future as petroleum technology continues to evolve.

RYDER SCOTT COMPANY    PETROLEUM CONSULTANTS

PETROLEUM RESERVES DEFINITIONS

Reserves may be attributed to either conventional or unconventional petroleum accumulations. Petroleum accumulations are considered as either conventional or unconventional based on the nature of their in-place characteristics, extraction method applied, or degree of processing prior to sale. Examples of unconventional petroleum accumulations include coalbed or coalseam methane (CBM/CSM), basin-centered gas, shale gas, gas hydrates, natural bitumen and oil shale deposits. These unconventional accumulations may require specialized extraction technology and/or significant processing prior to sale.

Reserves do not include quantities of petroleum being held in inventory.

Because of the differences in uncertainty, caution should be exercised when aggregating quantities of petroleum from different reserves categories.

RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §210.4-10(a)(26) defines reserves as follows:

Reserves. Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.

Note to paragraph (a)(26): Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e., absence of reservoir, structurally low reservoir, or negative test results). Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations).

PROVED RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §210.4-10(a)(22) defines proved oil and gas reserves as follows:

Proved oil and gas reserves. Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i) The area of the reservoir considered as proved includes:

(A) The area identified by drilling and limited by fluid contacts, if any, and

(B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

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PETROLEUM RESERVES DEFINITIONS

(ii)  In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii)   Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv)  Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and

(B)  The project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

PROBABLE RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §210.4-10(a)(18) defines probable oil and gas reserves as follows:

Probable reserves. Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.

(i)  When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. When probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates.

(ii)  Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion.

Probable reserves may be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir.

(iii)  Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proved reserves.

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PETROLEUM RESERVES DEFINITIONS

(iv) See also guidelines in paragraphs (a)(17)(iv) and (a)(17)(vi) of this section.

POSSIBLE RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §210.4-10(a)(17) defines possible oil and gas reserves as follows:

Possible reserves. Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.

(i)  When deterministic methods are used, the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves. When probabilistic methods are used, there should be at least a 10% probability that the total quantities ultimately recovered will equal or exceed the proved plus probable plus possible reserves estimates.

(ii) Possible reserves may be assigned to areas of a reservoir adjacent to probable reserves where data control and interpretations of available data are progressively less certain. Frequently, this will be in areas where geoscience and engineering data are unable to define clearly the area and vertical limits of commercial production from the reservoir by a defined project.

(iii) Possible reserves also include incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than the recovery quantities assumed for probable reserves.

(iv) The proved plus probable and proved plus probable plus possible reserves estimates must be based on reasonable alternative technical and commercial interpretations within the reservoir or subject project that are clearly documented, including comparisons to results in successful similar projects.

(v)  Possible reserves may be assigned where geoscience and engineering data identify directly adjacent portions of a reservoir within the same accumulation that may be separated from proved areas by faults with displacement less than formation thickness or other geological discontinuities and that have not been penetrated by a wellbore, and the registrant believes that such adjacent portions are in communication with the known (proved) reservoir. Possible reserves may be assigned to areas that are structurally higher or lower than the proved area if these areas are in communication with the proved reservoir.

(vi)  Pursuant to paragraph (a)(22)(iii) of this section, where direct observation has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves should be assigned in the structurally higher portions of the reservoir above the HKO only if the higher contact can be established with reasonable certainty through reliable technology. Portions of the reservoir that do not meet this reasonable certainty criterion may be assigned as probable and possible oil or gas based on reservoir fluid properties and pressure gradient interpretations.

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PETROLEUM RESERVES STATUS DEFINITIONS AND GUIDELINES

As Adapted From:

RULE 4-10(a) of REGULATION S-X PART 210

UNITED STATES SECURITIES AND EXCHANGE COMMISSION (SEC)

and

2018 PETROLEUM RESOURCES MANAGEMENT SYSTEM (SPE-PRMS)

Sponsored and Approved by:

SOCIETY OF PETROLEUM ENGINEERS (SPE)

WORLD PETROLEUM COUNCIL (WPC)

AMERICAN ASSOCIATION OF PETROLEUM GEOLOGISTS (AAPG)

SOCIETY OF PETROLEUM EVALUATION ENGINEERS (SPEE)

SOCIETY OF EXPLORATION GEOPHYSICISTS (SEG)

SOCIETY OF PETROPHYSICISTS AND WELL LOG ANALYSTS (SPWLA)

EUROPEAN ASSOCIATION OF GEOSCIENTISTS & ENGINEERS (EAGE)

Reserves status categories define the development and producing status of wells and reservoirs. Reference should be made to Title 17, Code of Federal Regulations, Regulation S-X Part 210, Rule 4-10(a) and the SPE-PRMS as the following reserves status definitions are based on excerpts from the original documents (direct passages excerpted from the aforementioned SEC and SPE-PRMS documents are denoted in italics herein).

DEVELOPED RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §210.4-10(a)(6) defines developed oil and gas reserves as follows:

Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i)  Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii)  Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Developed Producing (SPE-PRMS Definitions)

While not a requirement for disclosure under the SEC regulations, developed oil and gas reserves may be further sub-classified according to the guidance contained in the SPE-PRMS as Producing or Non-Producing.

Developed Producing Reserves

Developed Producing Reserves are expected quantities to be recovered from completion intervals that are open and producing at the effective date of the estimate.

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PETROLEUM RESERVES STATUS DEFINITIONS AND GUIDELINES

Improved recovery reserves are considered producing only after the improved recovery project is in operation.

Developed Non-Producing

Developed Non-Producing Reserves include shut-in and behind-pipe Reserves.

Shut-In

Shut-in Reserves are expected to be recovered from:

(1)	completion intervals that are open at the time of the estimate but which have not yet started producing;

(2)	wells which were shut-in for market conditions or pipeline connections; or

(3)	wells not capable of production for mechanical reasons.

Behind-Pipe

Behind-pipe Reserves are expected to be recovered from zones in existing wells that will require additional completion work or future re-completion before start of production with minor cost to access these reserves.

In all cases, production can be initiated or restored with relatively low expenditure compared to the cost of drilling a new well.

UNDEVELOPED RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §210.4-10(a)(31) defines undeveloped oil and gas reserves as follows:

Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in paragraph (a)(2) of this section, or by other evidence using reliable technology establishing reasonable certainty.

RYDER SCOTT COMPANY    PETROLEUM CONSULTANTS